Exhibit 99.1

TAL Education Group Announces Purchase of New

Headquarters Premises in Beijing

(Beijing – July 20, 2011) —TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced it has signed agreements with a real estate developer to purchase approximately 7,500 square meters of office space in Beijing for a total cash consideration of RMB386.5 million. The Company plans to expand the acquired space, including office and other ancillary areas, to over 12,000 square meters. The premises are expected to be ready to house TAL’s corporate headquarters in the second quarter of fiscal year 2013.

“After careful consideration, we came to the conclusion that purchasing new office space in Beijing was critical to accommodate the continued development of our headquarters functions that will be necessary for our business expansion,” commented Mr. Bangxin Zhang, TAL’s Chairman and Chief Executive Officer. “The prime location of the new offices in Haidian district, where many of China’s highest ranked schools and universities are based, will be advantageous for our continued ability to attract and retain top quality teachers, content developers, and other key staff. We also expect the purchase of this office space to improve our operational efficiency as currently our headquarters operations are spread out over multiple locations.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. TAL Education Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information, except as required under applicable law.

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China associated with high teaching quality and outstanding student academic performance. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 132 physical learning centers as of February 28, 2011, located in six key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin and Wuhan. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

For further information, please contact:

For Investors:

Willow Wu

Investor Relations

TAL Education Group

Tel: +86-10-5292-6658

Email: wuliuying@xueersi.com

For Media:

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com